UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-14824
Plexus Corp.

(Exact name of registrant as specified in its charter)
55 Jewelers Park Drive, Neenah, Wisconsin 54597
(920) 722-3451

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock Purchase Rights
(which expired on August 12, 2008) (1)

(Title of each class of securities covered by this Form)
Common Stock, $.01 par value
Preferred Share Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date: None
          Pursuant to the requirements of the Securities Exchange Act of 1934, Plexus Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 10, 2008	By:	/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Vice President, General Counsel and Secretary

(1)	The Preferred Stock Purchase Rights (the “Rights”) expired on August 12, 2008, pursuant to the terms of the Amended and Restated Shareholder Rights Agreement, dated as of August 13, 1998 (as amended through November 14, 2000), as subsequently amended to substitute the Rights Agent, between Plexus Corp. and Firstar Bank, N.A. (n/k/a US Bank, N.A.) as Rights Agent. The Registrant initially filed a Form 8-A to register the Rights on August 17, 1998, which Form 8-A was subsequently amended on December 6, 2000.